SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Tejas Gas Corporation
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                         (Title of Class of Securities)

                                  879075-10-9
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              September 23, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


CUSIP No. 879075-10-9
                                  SCHEDULE 13D
Page 1 of 15


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION..


    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) FREDERIC C. HAMILTON

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a)
                                            (b)         X

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

         NUMBER OF            7    SOLE VOTING POWER
          SHARES                   1,416,591
       BENEFICIALLY
          OWNED BY
                              8    SHARED VOTING POWER
           EACH
         REPORTING
          PERSON              9    SOLE DISPOSITIVE POWER
           WITH                    1,416,591

                             10    SHARED DISPOSITIVE POWER


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,456,191

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.1%
    14     TYPE OF REPORTING PERSON*

           IN


                                Page 2 of 15 Pages

                  Amendment No. 1 to Statement on Schedule 13D

            This amended and restated statement on Schedule 13D is the initial electronic filing by the Reporting Person, as identified below.


Item 1.     Security and Issuer.

            This Statement relates to the shares of Common Stock, par value $.25 per share (the "Shares") of Tejas Gas Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1301 McKinney, Suite 700, Houston, Texas 77010.


Item 2.     Identity and Background.

            This Statement is filed by Frederic C. Hamilton. Mr. Hamilton's principal business address is 1560 Broadway, Suite 2200, Denver, Colorado 80202. Mr. Hamilton is a private investor and is Chairman of the Board of the Company. Mr. Hamilton is a U.S. citizen.

            Oil & Gas FCH Corp. ("O&G") is a Colorado corporation. O&G's principal business address is 1560 Broadway, Suite 2200, Denver, Colorado 80202. O&G is principally engaged in making and holding investments.
Mr. Hamilton owns 100% of the outstanding common stock of O&G and may be deemed to control O&G.

            During the past five years, neither Mr. Hamilton nor O&G has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors). During the past five years, neither Mr. Hamilton nor O&G was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

            Mr. Hamilton received 864,735 Shares as a result of a spin-off distribution of such Shares by Hamilton Oil Corporation for which no consideration was paid. Mr. Hamilton acquired 550,632 Shares upon exercise of rights received from Hamilton Oil Corporation for a total consideration of $2,694,378.12 in cash. Mr. Hamilton received 834 Shares and options to acquire an additional 39,600 Shares in consideration of his service as a director of the Company. Oil & Gas FCH Corp. received 390 Shares as a result of a spin-off distribution of such Shares by Hamilton Oil Corporation for which no consideration was paid.

Item 4.     Purpose of Transaction.

            Mr. Hamilton acquired the Shares for investment purposes. Depending upon his evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Mr. Hamilton or other entities that may be deemed to be affiliated with Mr. Hamilton may from time to time purchase Shares, and Mr. Hamilton or other entities that may be deemed to be affiliated with Mr. Hamilton may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

            On September 23, 1997, Mr. Hamilton and O&G entered into a voting agreement (the "Voting Agreement") with Shell Oil Company ("Shell") pursuant to which Mr. Hamilton and O&G agreed to vote in favor of a proposed merger of a wholly-owned subsidiary of Shell into the Company (the "Merger"). Under the terms of the Voting Agreement, Mr. Hamilton agreed not to dispose of Shares (other than in certain permitted transfers). The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the text of the Voting Agreement attached hereto as Exhibit 1, which is incorporated by this reference. Pursuant to the Merger, the Shares would be converted into the right to receive $61.50 in cash and the Company would become a subsidiary of Shell. The foregoing summary of the terms and conditions of the Merger is qualified in its entirety by reference to the text of the Merger Agreement attached hereto as Exhibit 2, which is incorporated by this reference.

            Except for transactions contemplated by the Merger or as described in this Item 4, neither Mr. Hamilton nor O&G has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) Mr. Hamilton is the direct beneficial owner of 1,416,201 Shares, or approximately 6.9% of the 20,578,467 Shares outstanding as of September 23, 1997, according to information contained in the Merger Agreement. Mr. Hamilton also holds options to acquire 39,600 Shares issued to him in connection with his services as Chairman of the Board of the Company.

            O&G is the direct beneficial owner of 390 Shares. By virtue of the relationships reported under Item 2 of this Statement, Mr. Hamilton may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by O&G.

            (b) Mr. Hamilton has the direct power to vote and direct the disposition of the Shares he holds. By virtue of the relationships described in
Item 2, Mr. Hamilton may be deemed to share the indirect power to vote and direct the disposition of the Shares held by O&G.

            (c) Neither Mr. Hamilton nor O&G have effected any transaction in the Shares during the last 60 days.

            (d) Mr. Hamilton has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares he holds and the Shares O&G holds.

            (e)   Not applicable.


Item 6.     Contracts, Arrangements, Understandings or Relationships With
             Respect to Securities of the Issuer.

            The second paragraph under Item 4 of this Statement is hereby incorporated herein by this reference.


Item 7.          Material to be Filed as Exhibits.

                 Exhibit 1. Voting Agreement dated as of September 23, 1997 among Frederic C. Hamilton, Oil & Gas FCH Corp. and Shell Oil Company.

                 Exhibit 2. Merger Agreement dated as of September 23, 1997 among Tejas Gas Corporation, Shell Oil Company, Trango Holdings Corporation and Tango Acquisition Corporation, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated September 23, 1997 filed by
                 Tejas Gas Corporation.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 29, 1997
                                   /s/ Frederic C. Hamilton
                                       Frederic C. Hamilton